UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58336/August 11, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13078

In the Matter of	:	
	:	
ACCLAIM ENTERTAINMENT, INC.,	:	ORDER MAKING FINDINGS AND
FAMILY GOLF CENTERS, INC.,	:	REVOKING REGISTRATIONS BY
GRAHAM-FIELD HEALTH PRODUCTS,	:	DEFAULT
INC., LECHTERS, INC., and	:	
TEXFI INDUSTRIES, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 23, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents no later than June 25, 2008, in a manner that complies with Rule 141 of the Commission's Rules of Practice. The time for filing Answers has expired and no Answers have been received.

By Order dated July 9, 2008, I directed Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. No responses to the Order to Show Cause have been filed and the time for filing has expired. Accordingly, all five Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

Acclaim Entertainment, Inc. (AKLMQ) (CIK No. 804888), is a Delaware corporation located in Glen Cove, New York, with common stock, preferred stock purchase rights, common stock purchase warrants, convertible subordinated notes, and series A and B warrants registered with the Commission pursuant to Exchange Act Section 12(g). AKLMQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended March 31, 2004, which reported a net loss of $56,408,000 for the prior year. On September 1, 2004, AKLMQ filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Eastern District of New York, which was still pending as of June 17, 2008. On September 26, 2000, the Commission ordered AKLMQ to cease and desist from committing or causing any future violations of Exchange Act Sections 10(b) and 13(b)(2)(A) and Rules 10b-5 and 13b2-1 thereunder. See Acclaim Entm't, Inc., Exchange Act Rel. No. 43340 (Sept. 26, 2000). As of June 17, 2008, the common stock of AKLMQ was quoted on the Pink Sheets, had fourteen market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). It had an average daily trading volume of 99,219 shares for the six months ended March 7, 2008.

Family Golf Centers, Inc. (FGCIQ) (CIK No. 929941), is a forfeited Delaware corporation located in Melville, New York, with common stock and preferred stock purchase rights registered with the Commission pursuant to Exchange Act Section 12(g). FGCIQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $104,449,000 for the prior nine months. On May 4, 2000, FGCIQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, which was closed on December 17, 2004. As of June 17, 2008, the common stock of FGCIQ was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). It had an average daily trading volume of 7,401 shares for the six months ended March 7, 2008.

Graham-Field Health Products, Inc. (GFIHQ) (CIK No. 709136), is a forfeited Delaware corporation located in Bay Shore, New York, with common stock, 11% convertible subordinated exchangeable debentures, and 7 ½% convertible senior subordinated notes registered with the Commission pursuant to Exchange Act Section 12(g). GFIHQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1999, which reported a net loss of $41,083,000 for the prior nine months. On December 27, 1999, GFIHQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware. The proceeding was converted to a Chapter 7 proceeding on May 28, 2003, and was still pending as of June 17, 2008. As of June 17, 2008, the common stock of GFIHQ was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). It had an average daily trading volume of 27,362 shares for the six months ended March 7, 2008.

Lechters, Inc. (LECH) (CIK No. 798186), is a New Jersey corporation located in Harrison, New Jersey, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). LECH is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 5, 2001, which reported a net loss of $26,728,000 for the prior thirteen weeks. On May 21, 2001, LECH filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York. The proceeding was terminated on April 12, 2006. As of June 17, 2008, the common stock of LECH was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). It had an average daily trading volume of 7,231 shares for the six months ended March 7, 2008.

Texfi Industries, Inc. (TXFIQ) (CIK No. 97579), is a void Delaware corporation located in New York, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). TXFIQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 30, 1999, which reported a net loss of $7,516,000 for the prior nine months. On February 15, 2000, TXFIQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York. The case was dismissed on March 29, 2007. As of June 17, 2008, the common stock of TXFIQ was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). It had an average daily trading volume of 56,407 shares for the six months ended March 7, 2008.

All of the Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Acclaim Entertainment, Inc., Family Golf Centers, Inc., Graham-Field Health Products, Inc., Lechters, Inc., and Texfi Industries, Inc., are revoked.

_____
James T. Kelly
Administrative Law Judge